www.atlanticbb.com

October 22, 2009

United State Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Atlantic Broadband Finance, LLC

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 26, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2009

File No. 333-115504

Ladies and Gentlemen:

On behalf of Atlantic Broadband Finance, LLC (the “Company”), I am responding to the comments contained in your letter dated October 8, 2009 (the “Comment Letter”) relating to the above referenced filings. For your convenience, I have repeated the comments contained in the Comment Letter in bold type before our responses.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

Programming, page 11

1.	We note you state in the last paragraph in the Programming section on Page 12 that under the retransmission consent agreements you may be required to make payments on a flat per subscriber fee basis. You also state that in some cases these agreements involve the exchange of other types of consideration such as limited grants of advertising time or limited VOD launch fees. It seems that these may be non-monetary transactions but there is no discussion of such transaction in the notes to the financial statements. Please tell us and clarify in future filings the nature of these transactions, how often they occur and how they are accounted for, with references to applicable accounting literature.

1 Batterymarch Park, Suite 405, Quincy, MA 02169 • Tel: 617.786.8800 • Fax: 617.786.8803

www.atlanticbb.com

RESPONSE:

The number of retransmission agreements the Company executes in which we grant the Company’s advertising time is immaterial from both the number of annual minutes provided and the annual dollar value ascribed to this advertising time. As of December 31, 2008, of approximately 90 stations with which we had rebroadcasting arrangements, only 4 stations had contracts which contained such advertising requirements. The advertising inventory from which the related spots were aired is inventory not otherwise held for re-sale, instead this inventory is used only for self-promotional advertising. Given that these spots have limited value, the Company only records an expense for the stated per subscriber fee incurred each month.

With respect to VOD the Company has instances where it is charged a flat subscriber fee by an outside programming entity not otherwise involved in a retransmission arrangement. However, similar to advertising time, exchange transactions involving VOD are very limited in number and their impact is not material. In the future, we will expand our disclosure to state the value ascribed to these other forms of retransmission consideration and the related accounting.

Notes to the Consolidated Financial Statements

3.	Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.	You disclose video and non-video installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Please tell us and expand your disclosure in future filings how and when the remaining revenue is recognized.

RESPONSE:

To date, for each period reported, our direct selling costs have exceeded installation service revenue, so no deferral of revenue has been recorded. We expect this trend to continue. In the future, we will expand our disclosure to state whether such direct selling costs, as described under generally accepted accounting principles, exceed installation revenue.

Capitalization of Labor and Overhead Costs, page F-11

3.	Please tell us and disclose in future filings when and over what period these capitalized costs are amortized for each type described: network construction, initial customer installations, installation refurbishments and the addition of network equipment necessary to enable advanced services.

1 Batterymarch Park, Suite 405, Quincy, MA 02169 • Tel: 617.786.8800 • Fax: 617.786.8803

www.atlanticbb.com

RESPONSE:

We generally amortize the capitalized labor and overhead costs over the life of the related equipment which ranges from 4-15 years. The vast majority of our capitalized costs relate to customer installation activity and related equipment additions and we amortize these costs over the same five year period as the fixed assets acquired as part of the installation. In the future, we will expand our disclosure to state the period over which these costs are amortized.

In connections with the responses above, the Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosures in all SEC filings;

-	SEC staff comments or changes in disclosures in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings in questions; and

-	The Company may not assert SEC staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Please direct your questions or comments regarding the responses contained herein to me at (617) 786-8800, ext. 104. Thank you for your assistance.

Sincerely,

/s/ Patrick Bratton

Patrick Bratton

Chief Financial Officer

1 Batterymarch Park, Suite 405, Quincy, MA 02169 • Tel: 617.786.8800 • Fax: 617.786.8803